[Company Letterhead]

March 10, 2010

VIA FACSIMILE AND EDGAR

H. Christopher Owings

Assistant Director, Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Diedrich Coffee, Inc.
SEC comment letter dated February 24, 2010
File No. 000-21203

Dear Mr. Owings:

In connection with the letter dated February 24, 2010 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the fiscal year ended June 24, 2009 (the “Form 10-K”) filed by Diedrich Coffee, Inc. (the “Company”) on September 22, 2009, please find below the Company’s responses to the comments issued in the Letter. For your convenience, the Staff’s comments are reproduced before each response, and the responses appear following the Staff’s comments.

Item 11. Executive Compensation, page 27

1. In footnote 3 to the Summary Compensation Table, you state that amounts earned by Messrs. Phillips and McCarthy were “based on achievement of certain targets of the Company’s financial performance” and that amounts earned by Mr. Harris were “based on specific sales and profitability targets.” Please disclose the targets, whether the targets were met, the manner in which the targets impacted the awards granted to Messrs. Phillips, McCarthy and Harris, and the manner in which the targets were established.

In future filings, the Company will provide the following disclosure in a footnote to the Summary Compensation Table:

Amounts identified in this column for fiscal year 2009 were earned by the then President and Chief Executive Officer, Mr. Phillips, and the current President and Chief Financial Officer, Mr. McCarthy, based on the Company’s achievement of an EBITDA target of $1.9 million for fiscal year 2009. Messrs Phillips’s and McCarthy’s potential bonus payouts were based on a percentage of their 2009 annual base salaries (60% of Mr. Phillips’s 2009 annual base salary and 40% of Mr. McCarthy’s 2009 annual base salary). For purposes of the EBITDA target, EBITDA was defined as net income from continuing operations before income taxes, interest, depreciation and amortization expense. The Company’s fiscal year 2009 financial performance exceeded $1.9 million of EBITDA, and thus, Messrs Phillips and McCarthy were paid a bonus equal to their respective percentages of their annual base salaries. The amount identified for fiscal year 2009 earned by the Vice President of Sales, Mr. Harris, was based on achievement of the following performance goals: (1) increasing fiscal year 2009 revenue sales by 40% over the prior year, (2) improving gross margin for fiscal year 2009 by two percent over the prior year and (3) non-quantitative objectives related to increasing operational efficiencies. Each of the above performance goals were achieved, and thus, Mr. Harris was paid a bonus equal to 30% of his 2009 annual base salary.

H. Christopher Owings

U.S. Securities and Exchange Commission

Exhibits

2. Please file as an exhibit your Trademark License Agreement with Praise International North America, Inc. or tell us why you are not required to do so.

The Company respectfully submits that the U.S. Trademark License Agreement (the “License Agreement”) with Praise International North America, Inc. (“Praise”) is not a material agreement that is required to be filed pursuant to Item 601(b)(10) of Regulation S-K. As described in the Form 10-K, in connection with the sale of the Company’s Gloria Jean’s U.S. franchise operations to Praise, the Company and Praise entered into the License Agreement, providing Praise with an exclusive, royalty-free, fully-paid license to use the Company’s Gloria Jean’s U.S. trademarks in the United States until such trademarks are transferred to Gloria Jean’s Coffees International Pty. Ltd, an affiliate of Praise. The Company considers the License Agreement to be an ordinary course agreement and is neither substantially dependent on the License Agreement nor is its business dependent on the License Agreement to a material extent. In this regard, the Company notes that it does not receive any revenues pursuant to the License Agreement, as the license is royalty-free and fully-paid. Accordingly, the Company believes that the License Agreement is not a material agreement for purposes of Item 601(b)(10) of Regulation S-K.

3. With respect to Exhibit 2.1, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K.

In future filings where the Company lists Exhibit 2.1 as a filed agreement, the Company will provide the following notation to Exhibit 2.1 in the exhibit index: “The Company agrees to provide supplementally the schedules or exhibits omitted from Exhibit 2.1 upon request by the Commission.”

* * * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions, please do not hesitate to contact the Company’s counsel, John M. Williams at (949) 451-3923 or David C. Lee at (949) 451-4069, both of Gibson, Dunn & Crutcher LLP.

Very truly yours,

/s/ Sean M. McCarthy
Sean M. McCarthy President and CFO

cc:	Lilyanna L. Peyser, Securities and Exchange Commission
John M. Williams, Gibson, Dunn & Crutcher LLP
David C. Lee, Gibson, Dunn & Crutcher LLP